Exhibit 21

List of Subsidiaries of

Cardium Therapeutics, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Aries Ventures, Inc.	Delaware, USA
Innercool Therapies, Inc.	Delaware, USA
Tissue Repair Company	Delaware, USA